As filed with the Securities and Exchange Commission on October 22, 1999


                  Registration No._______



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NORTHSTAR ELECTRONICS, INC.
(Name of Small Business Issuer in its Charter)

#33-0803434
(I.R.S. Employer Identification Number)

Suite 1455-409 Granville Street
Vancouver, BC
V6C 1T2
(604) 685-0364

(Address, including zip code and telephone number, including area code and registrant's principal executive office and principal place of business)



Dr. Wilson E. Russell
Suite 1455-409 Granville Street
Vancouver, BC
V6C 1T2
(604) 685-0364

(Address, including zip code and telephone number, including area code, of agent for service) Copies to:

O'Neill & Company
Barristers & Solicitors
Suite 1880, Royal Centre
1055 West Georgia Street, Box 11122
Vancouver, British Columbia
V6E 3P3



Approximate date of proposed sale to the public: As soon as practicable following effectiveness of the Registration Statement




CALCULATION OF REGISTRATION

Title of each Class of          Dollar Amount        Proposed          Amount of
Securities to be Registered   To be Registered       Maximum        registration fee
                                                                      per share
-------------------------------------------------------------------------------------
Common Stock                      $800,000            $1.00US             $278*


---------------------------------------------------------------------

Disclosure Alternative Used:  Alternative 1 ___
                                                      Alternative 2_X_

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offence.

PROSPECTUS SUMMARY

This is a brief summary of the information in this prospectus. We encourage you to read the entire prospectus before you decide whether and how to invest in the shares offered.
"SEE RISK FACTORS"

Northstar Electronics, Inc.
------------------------------

    Northstar Electronics, Inc., based in Vancouver, BC, was organized under the laws of the State of Delaware on May 11, 1998. At that time, the corporation was titled Scientific Technologies, Inc. See Exhibits for documentation supporting the name change.
    The company was originally incorporated for the purpose of high technology development and manufacturing of underwater communications systems and contract manufacturing.
    The Company acquired all of the issued and outstanding common shares in Northstar Technical Inc., in January of 1999. Northstar is a high technology development and manufacturing company with two main business activities (as above) Northstar's objectives are to become a leader in marine electronics and a major regional contract manufacturer. As a result of the acquisition, Northstar became a subsidiary of the company.
     Northstar has developed a core technology for underwater communications which has applications in the fishery, offshore oil and gas, defence, marine transportation, oceanographic and environmental industries.
The first application is the NETMIND system for the world's commercial fishing industry.

     NETMIND monitors the performance of a trawl and is both a conservation tool and an efficiency tool. It consists of a group of electronic sensors that transmit measurements from the net through the water to a receiver on the ship. The information is displayed on a computer screen and the captain can see what activities are occurring in the net. He then knows how to adjust the height and width of the net opening, how much fish are in the opening and when the net is full and ready to be pulled in. Fishermen call NETMIND, their `eyes beneath the sea.

The Offering
---------------

Securities Offered: Up to 800,000 shares of common stock.

Regulation S: The shares are being offered pursuant to Regulation S of the United States Securities act of 1933 to persons who are not US persons.

Use of Proceeds: The proceeds to the company from the sale of the shares will be approximately $800,000 assuming all shares are sold. (Use of Proceeds)

Securities Issued: As of the date of this document there are 7,604,481 shares of Common Stock issued and outstanding. Upon the completion of the offering there will be 8,604,481 shares of Common Stock issued and outstanding if the offered shares are fully sold. 200,000 shares have been issued under Regulation S. (See Exhibits)

RISK FACTORS

An investment in common stock involves many substantial risk factors, including those associated generally with a new venture and a high technology undertaking which does not have a developed marketing structure into a tested market. Although management itself feels that there is a substantial demand for its product at the proposed price, the assumption has yet to be tested in full operation. The Company itself has a limited operating history.

Risk Factors Related to the Company's Business

Status of Venture: The Company, formed in 1998, has had no significant operations or business assets, and is in its early development stage. In January 1999, it purchased all shares of Northstar Technical Inc. (Northstar) as described below.

No-Operating History: The company has been in actual operation under its current management for a relatively short time. It faces all of the risks inherent in a new business and those risks specifically inherent in the development and operation of a new business, including, but not limited to, uncertainty as the ability to develop a market for a new product in a new area. The Company is not expected to generate any specific revenues until it completes a further offering of its securities. The purchase of the securities offered hereby must be regarded as the placing of funds at risk in a new or "start-up" venture with all of the unforeseen costs, expenses, problems and difficulties to which such ventures are subject.

Management Risks Inherent in High-Technology Businesses:

New ventures, particularly those involved in high technology, have substantial inherent risks. These risks are in three general areas: human, technical and mechanical. Notwithstanding any pre-production planning, any new products can incur any unexpected problems in full-scale production, all of which cannot always be foreseen or accurately predicted. Designs can be unworkable, for unpredicted reasons. Quality control and component sourcing failures are to be expected from time to time. Any operation, including the one described here, is substantially dependent upon the capabilities and performance of both management and sales personnel. Mistakes in judgement or performance can be costly and, in instances, disabling. Therefore, management skill, experience, character and reliability are of premium importance.

Production Risks In High Technology Ventures

The high-technology product line requires the Company to deal with suppliers and subcontractors supplying highly-specialized parts, operating highly sophisticated and narrow tolerance equipment and performing highly-technical calculations and tasks. Components must be custom designed and manufactured, which is not only complicated and expensive, but can require a number of months to accomplish. Slight mistakes in either the design or manufacturing can result in unsatisfactory parts which may not be correctable. Since this operation uses the talents of various professions, mistakes from very slight oversights or miscommunications can occur, resulting not only in costly delays and lost orders, but in disagreements regarding liability and, in any event, extended delays in production.

Nature of Market Appeal:

Although management believes that the product will have sustained market demand over an extended period into the future, it is possible that current indications of commercial demand are limited to current market conditions only. It is possible that demand may be directed to similar or other competing products because of technical developments or preferences or simply because of overwhelming commercial promotion within a short period of time, thereby limiting the commercial viability of the product either prior to or shortly after the Company reaches an initial level of economic profitability. Unexpected negative publicity, even if not relating directly to the Company or its own products and even if unwarranted, can devastate a market. Such unusual fortuities can never be predicted.

RISK FACTORS RELATING TO MARKET PROTECTION

Market Competition: The fishing trawl monitoring business is dominated by a number of larger competitors who are well established in the marketplace, have experienced and talented management, are well financed and have recognized trade names related to their product lines. Although the company believes Northstar's product line has certain distinctive characteristics which allow it to penetrate the existing market and acquire a significant market share in its special niche to be profitable, there is no assurance that existing companies will not aggressively compete by introducing new products substantially similar to the Company's and at a price below that at which the Company can compete. Should this occur, the Company may not be able to survive for a sufficient time to reach viability.

Inherently Limited Nature of Market Protection:

The Company knows of several products directly competing with Northstar's NETMIND technology. It is conceivable that new or similar products are now being or will be produced and distributed by one or more other entities. As some security from competition within the market place, the Company is relying on the protection which it hopes to realize under the United States and foreign patent laws. It is even conceivable that certain patent copyright claims superior to the Company's unfiled are either pending or planned, either within the U.S. or other foreign countries, which could significantly impact the Company's rights to the use of all, or important aspects, of the NETMIND technology. It is further conceptually possible that similar devices could be designed which, although not identical and therefore not infringing on the company's proprietary right, could function adequately to be distributed into the same market. Moreover, it is even possible that an unpatented or uncopyrighted but prior existing device or design may exist which simply has never been made public and therefore not known to Management or the industry in general. Such a device could be introduced into the market without infringing upon the Company's current rights. If any such competing non-infringing devices are produced and distributed, the Company's profit potential could be seriously limited.

Patent Protection is Not Self-Enforcing:

The Company plans to file copyright claims within the United States and countries where major markets exist. However, even apart from a superior right to the Company's claim to exclusive design and concept rights, if one or more competitors should yet produce and distribute a product apparently with the protection of one or more of those claims, the cost of enforcing the Company's claim could fall on the Company itself. The costs can be substantial and ultimately could be beyond the financial resources of the Company. Even if it is not, the legal costs required in protecting that claim could seriously debilitate the Company's other operations. Thus, even though the patent may be valid, investors should be aware that it is not self-enforcing.

Cautions on Copyright Protection:

If any of those copyright claims are challenged in a future lawsuit by one or more competitors, it is possible, though not probable, that a court could find one or more of those claims invalid, or at least too broad. The courts, and not the granting agencies are generally the final arbiters on such maters. If challenged, the court, through its own interpretation of the laws and facts may either determine the patent to be completely invalid or the claim to be considerably narrower than defined in the patent documents issued by the patent offices.

Dependence Upon Key Personnel:

At least in the near term, the Company is dependent upon its executive officers and certain key employees and consultants, the loss of any one of whom could have a material adverse effect on the Company. The Company has not obtained key man life insurance on the lives of its key personnel except for a policy of CDN $250,000 on Wilson Russell payable to Northstar Technical Inc. At the present time, the Company has not entered into consulting and employment agreements with each of its key employees. Alternatively, the primary means of maintaining their relationship with the Company's pursuit is their equity interest. The continued success of the Company will also be dependent upon its ability to attract and retain highly qualified personnel in the sales area. There can be no assurance that the company will be able to recruit and attain such personnel.

RISKS RELATED TO THE MANAGEMENT STRUCTURE OF THE COMPANY

Limitation on Liability of Management:

Management will have no liability to the Company for any mistakes or error of judgement or for any act or omission believed to be within the scope of authority conferred by the Company's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to the Company. The Company had agreed to indemnify the officers and directors against all loss or damage even if caused by an officer's or director's simple negligence unless such loss or damage was caused by that officer's or director's fraud, bad faith, gross negligence or breach of fiduciary obligation.

RISKS INHERENT IN BUSINESS

No Assurance of Profitability of Operation:

Notwithstanding the business plan and projections made by the Company, there can be no assurance that the Company will be able to operate the commercial operation successfully and in fact, may ultimately fail. Even if the commercial operation itself is successful, there is no assurance that any specific level of profitability will be achieved by Management.

Application of Revenues:

Although earnings sufficient to allow the possible payment of stock dividends in the future may develop, there is no assurance that earnings sufficient enough to pay such dividends will ever be achieved. Even if achieved, there is no assurance that such funds will not be applied by Management to other purposes.
For instance, Management could apply those funds to payment of other debt which either now exists or may be incurred in the future, capital expansion or improvements, the creation of reserves, the payment of compensation or any other of a variety of business purposes .
The decision of what portion of earnings is to be distributed in payment of dividends and what portion is to be retained for any of those other purposes is inherently within the discretion of Management.

Dilutionary Possibilities:

A Board of Directors has the inherent right under applicable law , for whatever value the Board seems adequate, to the limit of shares authorized by the Articles, to issue additional shares, and all Common Stock shareholders, regardless of when the stock is issued, thereafter generally rank equally in all aspects of that class of stock, regardless of when issued. A majority of shareholders can vote to amend the Articles of Incorporation to authorize the issuance of additional preferred shares.
 The Board of Directors likewise has the inherent right, limited only by applicable law, provisions of the Articles of Incorporation and existing resolutions, to expand the number of shares in a series, create new series and to establish preferences and all other terms and conditions in regard to such newly created series. Those terms and conditions may include preferences on an equal or prior rank to existing series and to all Common Stock. Those shares may be issued on such terms and for such consideration as the Board then deems reasonable and such stock then shall rank equally in all aspects of the series and on the preferences and conditions so provided, regardless of when issued. Any of those actions can not only dilute the Common Shareholders but the relative position of the holders of any series of any preferred class. Current shareholders have no rights to prohibit such issuance nor inherent `pre-emptive' rights to purchase any such stock when offered.

RISKS RELATED TO THE NATURE OF THE OFFERING

Arbitrary Offering Price:

The offering price of the Common Stock was arbitrarily determined by Management and is not based on any specific recognized criteria of value or other practices. Quite specifically, it should be recognized that it is impossible to determine at what price, if anything those shares would sell.

Dilution of Proceeds from Common Stock:

The Common Stock offered hereunder is being sold at US$1.00 per share.
  Subscribers under this offering will suffer an immediate dilution of their rights and contribution, as compared to the current shareholders of the Company. While Management feels that the value of its technology and of the business plan discussed herein justifies the subscription price, there is no assurance that this venture will succeed, thereby confirming that projection of disproportionate value.

GENERAL CAUTION

For all of the aforesaid reasons, and others set forth therein, the very nature of the Company, its management structure and the securities being offered here, each involve a notable risk.
  Any person considering an investment in the securities offered hereby should be aware of these and other risk factors. No person should invest in these securities if that person anticipates an immediate return on his/her investment. These securities should only be purchased by persons who can afford to absorb a total loss of their investment and, at the very least, they have no need for immediate return on that investment.

DILUTION


The net tangible book value of the company, as of October 15, 1999 was
$156,848
 or approximately $0.021 per share. Giving effect to the sale by the Company of Shares at the Offering price, the pro forma net tangible book value of the Company would be approximately $156,848 or approximately $0.138 per Share, which would represent n immediate increase in net tangible book value of approximately $0.117 per Share to present shareholders and an immediate dilution of approximately $0.362 per share, or approximately 86.2% to new investors.

________________________________________________________________________
                                                               ASSUMING MAXIMUM
                                                               SHARES SOLD
Offering Price (before deduction of operating expenses)        $1.000 per share
Net tangible book value before offering                        $0.021 per share
Net tangible book value after offering                         $0.138 per share
Dilution to new investors                                      $0.862 per share
Dilution as a percentage                                             86.2%

________________________________________________________________________


Insert brief description of table included, and comparative data section.
  (As outlined in draft)

USE OF PROCEEDS

It is estimated that the Company will use the maximum funds of $800,000 in the manner set forth below:

Production (Marine Electronics)..............................$150,000
Production (Contract Manufacturing)..........................$200,000
Marketing (Marine Electronics)...............................$100,000
Business Development (Contract Manufacturing)................$100,000
Operating Capital............................................$250,000

Total:.......................................................$800,000


The actual expenditures of the proceeds of the Offering may differ substantially from the estimated use of proceeds. The actual expenditures of the proceeds of the Offering will be according to the expenditures deemed by the Company and its Board of Directors to be in the best interests of advancing the business of the Company. The actual expenditures will also vary from the estimated use of proceeds if less than all of the Shares are sold.

The Company anticipates that the net proceeds from the Offering will be sufficient to meet its financial requirements for only a short period of time.
 The Company, therefore, will require substantial additional capital to fund its contemplated business plan in the near future.

The Company anticipates expenses associated with the Offering, including legal, accounting, and stock transfer agent expenses, will be approximately $10,000US.
  The Company anticipates expenses associated with the registration of the Shares issued pursuant to the Offering, including legal and accounting expenses, will be approximately $30,000US.

We do not  intend to  become an  investment  company  under the
 Investment Company Act of 1940 and, therefore, may be limited in the temporary investments we can make with the proceeds of this offering.
 To the extent that the net proceeds of this offering are not utilized immediately, they will be invested in money market accounts, savings deposits, short-term obligations of the United States government, or other temporary interest bearing investments in commercial financial institutions.

BUSINESS
General

Northstar Electronics, Inc., is a corporation originally organized as Scientific Technologies, Inc. under the laws of the State of Delaware on May 11, 1998. (See Exhibit-A) The company acquired all of the issued and outstanding common shares in Northstar Technical Inc. ("Northstar") in January 1999. Northstar is a high technology development and manufacturing company with two main business activities. One is underwater communications systems, the other is contract manufacturing. Northstar's objectives are to become a leader in marine electronics and a major regional contract manufacturer. As a result of the acquisition, Northstar Technical became a subsidiary of the Company.

Plan of Operations

Northstar has spent over CDN $3,500,000 to complete the development and commercialization of the NETMIND system and establish a production operation. Northstar has developed a core technology for underwater communications which has potential applications in the fishery, offshore oil and gas, defence, marine transportation, oceanographic and environmental industries. The basic technology was commercialized in August 1996 when the first industrial system was produced. The plant has since manufactured over thirty complete systems.

Industry and Market Overview

NETMIND was introduced to the marketplace in 1996 and sales have been made in North America and Europe. The targeted customers have been strategic in that they are industry leaders and government agencies. Three different agencies of the US government have purchased systems and have given very positive feedback. International customers are interested in NETMIND for its price and technical advantages. To date, Northstar has barely penetrated the potential market which is estimated to be about 25,000 vessels worldwide. Upon the successful close of this offering, sales in the first year are estimated to be up to 100 NETMIND systems.

Pricing and Profit

The NETMIND system is offered at a standard retail price of $24,224US.
A recent sales forecast projects, over a three year period, a sales volume of $2,420,000 dependent upon sales approximated at 90 units. Market penetration is estimated at 11%.

Distribution

The distribution of NETMIND will consist of factory trained representatives covering major West Coast ports (San Diego, Santa Barbara, Seattle/Bellingham, Vancouver, Victoria, Prince George, etc.); infield demonstrations with independent and corporate owners in each type of fishery; and via service through stocking distributors/representative network. Major repairs being available at the West Coast service centre in Vancouver.

Employees

As of June 15, 1999, the Company had ten employees and three part-time engineering consultants. The Company believes that its future success will depend in part on its ability to attract, hire and retain qualified personnel.

Offices

The primary business activities of the Company are carried on at leased premises located at Suite 1455-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2. The premises are comprised of 1,000 square feet and is leased for a term of two years expiring on --check date--.
Northstar Technical Inc. Leases premises at 687 Water Street,
St. John's, Newfoundland, Canada A1C 6J9. The premises are comprised of 3,000 square feet and is leased for a term of two years expiring on December 31, 2002. The Company does not lease or own any other property.

Products/Contract Manufacturing:

Northstar's second business division focuses on manufacturing systems for the defense, transportation and communications industries in strategic alliance with major international contractors.
Several years ago, Northstar signed a Teaming Agreement with LORAL LIBRASCOPE, in Glendale, California for the manufacture of control consoles for submarines. This was followed by the first start-up contract with LOCKHEED-MARTIN which was signed in April 1997. Northstar is attempting to secure a contract to manufacture consoles for Canadian Navy submarines. It is expected that other work for Canadian patrol frigates, destroyers and marine helicopters will follow on from the submarine contracts. Northstar expects to establish good relationships with other major defense and communications contractors in Canada and the United States and significant contract opportunities are expected through them. The NETMIND system has two main competitors, Furuno in Japan and Scanmar in Norway. It is believed that NETMIND has price and technical advantages over each. Technically, NETMIND has longer sensor battery life, longer operating distance, and better maintenance and repair features. See `Risk Factors.'

Business Development/Contract Manufacturing

Northstar's business development strategy is based on Northstar as a second or third tier supplier. As such, the company would initially pursue small to medium sized contracts primarily in capability areas. Northstar's immediate objectives will be to establish a strong marketing presence that will bring its capabilities to the attention of selected prime contractors, other major project suppliers and government procurement people. The marketing strategy will encompass development of capability brochures, marketing to other prime contractors, direct procurement and direct-marketing to the United States.

MANAGEMENT'S DISCUSSION
OR PLAN OF OPERATIONS

Overview of Business Plan

Northstar Technical Inc., is a high technology development and manufacturing company with two main business activities. One is underwater communications systems, the other is contract manufacturing. The company's objectives are to become a leader in marine electronics and a major contract manufacturer.

In January 1999, Northstar merged with Scientific Technologies, Inc.
A company listed on the NASD OTC. Scientific injected $500,000 into Northstar at the time and now intends to do another injection of funds.

Present Product

Northstar has developed a core technology for underwater communications which has applications in the fishery, offshore oil and gas, defence, marine transportation, oceanographic and environmental industries. The first application is the NETMIND system for the world's commercial fishing industry.

NETMIND monitors the performance of a trawl and is both a conservation tool and an efficiency tool. It consists of a group of electronic sensors that transmit measurements from the net through the water to a receiver on the ship.
The information is displayed on a computer screen and the captain can see what activities are occurring in the net.
He then knows how to adjust the height and width of the net opening, how much fish are in the opening and when the net is full and ready to be pulled in. Fishermen call NETMIND, their `eyes beneath the sea.'

NETMIND was introduced to the marketplace in late 1996 and sales have been made in North America and Europe. The targeted customers have been strategic in that they are industry leaders and government agencies. Three different agencies in the US government have purchased systems and have given very positive feedback. International customers are interested in NETMIND for its price and technical advantages over the Japanese and Norwegian competition.

To date, Northstar has barely penetrated the market which is estimated to be about 25,000 vessels world-wide. Provided the company is successful in its financing efforts, sales in the first year after the injection of funds are estimated to be about
100 NETMIND systems.

Competition

The NETMIND system has two main competitors, Furuno in Japan and Scanmar in Norway. NETMIND has price and technical advantages over each. For a typical system, our retail price is $34,000 compared with about $52,000 for Furuno and about $56,000 for Scanmar. Technically, NETMIND has longer sensor battery life, longer operating distance, and better maintenance and repair features.

Technology Protection

Since commercializing NETMIND, Northstar has made many enhancements to the system. These activities have resulted in an optimum design for which a patent application is intended. The technology is difficult to replicate because of its sophistication and, regardless of patent protection, it should take several years for a new player to catch up to the present system. In the meantime, Northstar is developing new innovative NETMIND products which should ensure a competitive edge.

Future Opportunities

Northstar's second technology application will likely be for the multi billion dollar offshore oil and gas industry. One potential product is for the remote control of subsea wellheads. This is especially important as the industry goes into deeper and deeper water to find and produce petroleum.

Further business opportunities are envisaged for the defense, marine transportation, oceanographic and environmental industries.
The possibilities include sonar towed arrays for seismic exploration, sonar towed arrays for submarines, docking systems for large ocean going ships, positioning systems for oil and gas drilling platforms, acoustic measurements for ocean currents, and diver communications for the recreational diving industry. Northstar would look to strategic alliances with other companies and government agencies to reduce technological risks and open doors to new markets.

Contract Manufacturing

Northstar's second business division focuses on manufacturing systems for the defense, transportation and communications industries in strategic alliance with major international contractors. Several years ago, Northstar signed a Teaming Agreement with LOCKHEED MARTIN to manufacture consoles for the Canadian Navy submarines. Other work for Canadian patrol frigates, destroyers and the Maritime Helicopter Project should follow on from the submarine contracts. Northstar expects to establish good relationships with other major defense and communications contractors in Canada and the US and significant contract opportunities are expected through them.

Projected Revenues

Northstar's management is comprised of a small team of individuals experienced in the development, manufacturing and sale of ocean industry technologies. Dr. Wilson Russell, Chairman and CEO, has 25 years experience in the field and has established himself as an international consultant in ocean industry, oil, gas, and high technology. Dr. David is the Technical Director and is one of the world's leaders in developing and manufacturing ocean instrumentation for the defense industry. Mr. Brian Gamberg, P.Eng., Senior Electronics Engineer, has over 20 years experience developing marine systems. Mr. Jim Hall is Production Manager and heads up a highly trained and competent manufacturing operation.
Mr. James Radford, President of First Watch Marine Ltd., is the NETMIND marketing agent and has 25 years experience in marketing and sales.
Mr. William Dawe, C.A., is Northstar's financial consultant.

Plant/Corporate Offices

The manufacturing plant is located in St. John's Newfoundland and its corporate headquarters are located in Vancouver, B.C.

SECURITY OWNERSHIP OF MANAGEMENT
AND CERTAIN SECURITY OWNERS

The following table sets forth, as of September 15, 1999, the beneficial ownership of the Company's Common Stock by each officer and director of the Company, by each person known by the Company to own beneficially more than 10% of the Company's Common Stock outstanding and by the officers and directors of the Company as a group. Except as otherwise indicated, all stocks are owned directly.


                  Name and Address       Number of Shares   Percentage of
Title of Class    of Beneficial Owner    of Common Stock    Common Stock
Common Stock      Frank Power                990,000
                  998 Riverside Drive
                  Port Coquitlam, B.C.
                  Canada  V3B 7Y4

Common Stock      Wilson Russell             964,883
                  4742 Collingwood St.
                  Vancouver, B.C.
                  Canada  V6S 2B4

Common Stock      Lee Meyer                  100,000
                  9629 Alene Drive
                  Tujunga, CA
                  91042

Common Stock      Ladner Enterprises         597,900

Common Stock      Monaco Ventures          1,000,000

Common Stock      London                     700,000


Common Stock      All officers and         2,054,883
                  Directors as a
                  Group (3 persons)


The following directors and officers of the Company have been granted options to purchase shares of the Company's stock as follows:

Optionee              Position        Options        Option Price Per Share

Wilson Russell        Director        250,000        $0.50

Frank Power           Director        100,000        $0.50



(2) Record owners and beneficial                      See "SECURITY OWNERSHIP
    owners of 5% or more of any                     OF MANAGEMENT AND CERTAIN
    class of our securities:                        SECURITY HOLDERS

(3) Promoters:                 None, except for officers and directors

(4)  Affiliates                None, except for officers and directors

(5) Counsel:                   O'Neill and Company
                               Barristers and Solicitors
                               Suite 1880, Royal Centre
                               1055 West Georgia Street, Box 11122
                               Vancouver, British Columbia  V6E 3P3
                               Att: Mike Taylor/Stephen O'Neill

DIRECTORS, OFFICERS AND SIGNIFICANT EMPLOYEES


The following information sets forth the names of the officers and directors of the Company, their present positions with the Company, and their biographical information. Each director will serve until the next annual meeting of shareholders, and thereafter if re-elected.

Name of Director             Age
Dr. Wilson Russell           53
Mr. Frank Power              56
Mr. Lee Meyer                54

Name of Officer                                Office
Dr. Wilson Russell           53                President
Mr. Frank Power              56                Vice-President

As a Delaware corporation, the final responsibility for the management of the affairs of the Company rests with the Board of Directors. That Board currently consists of three directors. Those directors are elected at the annual meeting of the shareholders and serve for an annual term until they resign or are replaced. Those directors meet or otherwise consult with one another on a regular basis. To review the affairs of the company and to adopt or confirm any resolutions which are necessary to grant contractual and other authority to administrative officers. The directors may, and probably will, designate an executive committee to which they will grant limited authority to make certain ministerial decisions on behalf of the board.

The following sets forth information as to the principal occupation and business experience for at least the past five years of each of those directors and officers.

Dr. Wilson Russell: Dr. Russell received a Master's Degree in Engineering and in Physics from Memorial University of Newfoundland and a Doctorate in engineering Physics from the University of Aix-Marseille in France. Dr. Russell's numerous positions include: geophysicist with Pan-American Petroleum (AMOCO) in Calgary, Alberta
(1968); professor and researcher at Memorial University (1968 to 1977); Director of Engineering at NORDCO Ltd. (1977 to 1980); and Associate
Director of the Newfoundland Petroleum Directorate. After starting his own consulting and technology development firm in 1983, Dr. Russell has also managed the preparation of the development plan for the $6 billion Hibernia development which was submitted to the government for approval of the project; invented, developed and commercialized the Hydroball current profiling system, a unique phased array ocean current profiling system which won the silver medal at the Canada Awards for Business Excellence in 1986;
and developed a fibre optic modem for TRW in the United States. Dr.Russell founded NewTech Instruments Ltd., in partnership with a subsidiary of Bell Canada and was the first Chairman of the Board of Directors of Seabright Corporation. Dr. Russell has also acted as a consultant for the Canadian federal government, the provincial governments of British Columbia and Newfoundland, the Canadian Consul in Boston, Massachusetts, Mobil Oil, the Defense Research Establishment Pacific and the French Navy. Dr. Russell founded Northstar in 1989 and serves as Chairman and Chief Executive Officer. He is also a director and President of Cabot Management Ltd. And, until recently, was a director at the University of Victoria's Innovation and development Corporation.

Mr. Frank Power: Mr. Power, a business management consultant, has managed and administered several public companies for the last 15 years. Since 1894, Mr. Power has provided services, including strategic planning, management, administration, design and construction of major mining projects both nationally and internationally. He has owned and operated several consulting companies which have been providing comprehensive services in the industrial and high-technology fields as well as the mining field. His expertise also includes re-activating public companies, project acquisitions, public and private funding, as well as developing and taking private companies public. He is equally skilled to function in the public markets of both Canada and the United States. Mr. Power is President and Owner of Pow Con Management since 1981 and Premier Enterprises Ltd. Since 1994. These companies manage, administrate and finance reporting companies. He served as President and Director of several Vancouver reporting companies and publicly listed companies since 1986 to present. Since 1992, Mr. Power has served as President of World Organics Inc., listed on the Vancouver Stock Exchange.
From 1996 to 1997, Mr. Power served as President and Director of
Accuimage Diagnostics and he is also the past President of Security Industries, Inc. These companies are traded on the OTC Bulletin Board.

Mr. Lee Meyer: Mr. Meyer, since completing his Business Administration Degree from Arizona State University, has held positions as Managing Director of Omni International; Vice-President and Director of World Organics, Inc., a reporting company; Secretary and Treasurer of Tec Industries Corp., a specialty equipment rental agency; and owner and President of Stretchcoat, a national manufacturer and marketer of specialty products. Mr. Meyer has also represented major principals selling products nationally.

               REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets out certain information as to the company's three highest paid officers and directors for the period from the commencement of Scientific's Business to June 15, 1999. No other compensation was paid to any such officer or director other than the cash compensation set forth below:


Summary Compensation Table

Name of Individual or          Capacities in which                    Aggregate
Identity of Group              Remuneration was Received              Remuneration

Dr. Wilson Russell             Director and President                 $16,300

Mr. Frank Power                Director and Vice-President            $10,000

Mr. Lee Meyer                  Director                                 N/L

Officers and Directors         Directors and Officers                 $26,300
of the Company as a
Group


The compensation paid to directors and officers to June 15, 1999 is believed by the Company to be below market rates for the services provided by the directors and officers, having regard to their experience and qualifications. The Company anticipates compensation being increased to market rates upon the Company achieving sufficient revenues and/or financing to pay such increased compensation.

INTEREST OF MANAGEMENT AND
OTHERS IN CERTAIN TRANSACTIONS

There are no material contracts entered into by the Company within the two years preceding the date hereof which are still in effect, except as follows:


Completion of the previous offering: The Company completed an offering of 363,000 shares on January 26, 1999.
The proceeds of the offering were US$363,000. The purchasers of the shares were all non-US residents.

Acquisition of Northstar: the Company acquired Northstar in January 1999, pursuant to an agreement dated July 31, 1998. The Company purchased all of the issued and outstanding shares of Northstar in exchange for 4,901,481 shares of the Company's Common Stock which were issued from treasury.

Copies of the foregoing contracts and any reports referred to in this registration statement may be inspected at the head office of the Company at Suite 1455-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2, during normal business hours while the Offering contemplated hereunder is in progress to and including the closing date.

Except for the acquisition of Northstar, none of the following persons has any direct or indirect material interest in any transaction to which the Company is a party since the incorporation of the Company in May, 1998 or in any proposed transaction to which the Company is proposed to be a party:

(A) any director or officer of the party

(B) any proposed nominee for election as a director of the company

(C) any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's Common Stock; or

(D) any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the Company.

DESCRIPTION OF SECURITIES

General:

The securities being offered are the shares of the Company's common stock, par value $0.0001 per share. Under the Company's Articles of Incorporation, the total number of shares of all classes of stock that the Company shall have authority to issue is 100,000,000 shares o common stock par value $0.0001 per share (the "Common stock") and 20,000,000 shares of preferred stock, par value $0.0001 per share (the "Preferred Stock"). As of October 15, 1999, a total of 7,604,801 shares of Common Stock are issued and outstanding. All issued and outstanding shares of the Common Stock are fully paid and non-assessable.

Common Stock:

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors.
Holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Articles of Incorporation.

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefore.
In the event of the liquidation, dissolution, or winding up of affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities shall be distributed, pro rata a mong the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable tot he Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Transfer Agent:

Signature Stock Transfer of Dallas, Texas is the transfer agent for the Shares.

                           14675 Midway Road-Suite 1221
                           Dallas, TX  75244
                           Tel: (972) 788-4193
                           Fax: (972) 788-4194



Share Purchase Warrants:

None.

LITIGATION

The Company is a defendant in a lawsuit commenced against the Company by the Company's former master distributor. The former distributor has alleged that the Company has interfered with the ability of the former distributor to sell products. The company has filed a counterclaim for monies owing by the former distributor to the Company. An adverse outcome to the lawsuit could have an adverse material impact upon the Company.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

As per Risks Related to the Management Structure of the Company, management will have no liability to the Company for any mistakes errors of judgement or for any act of omission believed to be within the scope of authority conferred by the Company's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to the Company. The Company has agreed to indemnify the officers and directors against all loss or damage even if caused by that officer's or director's fraud, bad faith, gross negligence or breach of fiduciary obligation.

FINANCIAL STATEMENTS-This section should comprise the audited and unaudited financial statements of Northstar Electronics/Scientific Technologies and Northstar Technical, Inc.


Index to Financials

  i) Northstar Electronics, Inc. for period of 7 months ending July 31, 1999 Consolidated and unaudited.
 ii) Northstar Technical audited financials for period ending December 31,1998 includes auditors report.
iii) Scientific Technologies, Inc.(now known as Northstar Electronics, Inc.) audited financial statements for period ending December 31, 1998 , including auditors report.
 iv) Northstar Technical, Inc. unuadited financial statements for period ending July 31, 1999.

--------------------------------------------------------------------
  i)                         NORTHSTAR ELECTRONICS, INC.
                      (FORMALLY SCIENTIFIC TECHNOLOGIES, INC.)

                        INTERNAL CONSOLIDATED BALANCE SHEET

                                   (Unaudited)

                        FOR THE 7 MTHS ENDED JULY 31, 1999

                                                                    ASSETS

Current                                                             US$

Bank and term deposit                                                45,456.60
Receivables                                                         153,358.07
Inventory                                                            83,860.14
Prepaid Expenses                                                      2,549.06
                                                                    ==========
                                                                    285,223.87


Capital Assets                                                       24,759.53
Deferred development costs Netmind/contract                         575,201.06
                                                                    599,960.59
                                                                    ==========
                                                                    885,184.46

                                   LIABILITIES

Current
Payables and accruals                                                73,187.01
Loans payable (Note 2)                                               13,779.80
                                                                    ==========
                                                                     86,966.81


Long term debt ( Note 3)                                            489,738.61
Loans payable to Cabot Management Limited, no set terms
of repayment                                                         79,225.70
Loans payable to shareholders, no set terms of payment               79,887.91
                                                                    ==========
                                                                    648,852.22

                               SHAREHOLDERS' EQUITY
Share Capital (Note 4)                                              971,335.44
Earnings (loss) for period                                         (212,030.52)
Deficit                                                            (609,939.49)
                                                                    ==========
                                                                    149,365.43

                                                                    885,184.46

                         NORTHSTAR ELECTRONICS, INC.
                  (FORMALLY SCIENTIFIC TECHNOLOGIES, INC.)

                   INTERNAL CONSOLIDATED INCOME STATEMENT

                                (Unaudited)

                    FOR THE 7 MONTHS ENDED JULY 31, 1999

                                                                   US$
Revenue
Sales                                                              171,769.89
Interest Income                                                        652.93
                                                                   ==========
                                                                   172,422.83

Less cost of goods sold                                             72,812.34
                                                                    99,610.49


Expenses
Business Development                                                 1,277.16
Business Tax                                                           128.05
Commissions                                                         30,866.67
Depreciation                                                        54,407.64
Dues and fees                                                        3,234.33
Exchange                                                            (9,005.94)
Insurance                                                            1,047.37
Interest and Bank                                                   20,553.57
Lab Expenses                                                        84,662.08
Management Fees                                                     36,666.67
Marketing                                                            1,492.81
Misc.                                                                  928.18
Office Expenses                                                     27,445.49
Professional Fees                                                   32,553.77
Rent                                                                16,792.09
Salaries/Wages/employee benefits                                    49,732.57
                                                                   ----------
                                                                   352,782.53
Less:  allocation to Deferred Technology                           (41,141.52)
                                                                   ==========
                                                                   311,641.01

Earnings (loss)                                                   (212,030.52)


NOTES:
NORTHSTAR ELECTRONICS, INC.
(FORMALLY SCIENTIFIC TECHNOLOGIES, INC.)
NOTES TO INTERNAL INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

(Unaudited)
JULY 31, 1999

 . Accounting treatment

This internal interim consolidated balance sheet has been prepared by combining the July 31st, 1999 internal non-consolidated balance sheet of Scientific Technologies
Inc. and the internal balance sheet of Northstar Technical
Inc. On consolidation all intercompany receivable and payable balances have been eliminated.

 . Short term loans


9% TD Select Line of credit                                        $ 3,400
Short term loan Eastern Meridian per specific terms,
(repaid in full October, 1999)                                     $10,379
                                                                   =======
                                                                   $13,779


 . Long Term Debt

10% loan payable to Pathfinder Enterprises Inc. in monthly
interest payments only to July 5, 2002                            $160,000
ACOA (Federal Government Agency) interest free loan repayable
in sixty monthly and consecutive installments of $2,170.          $130,221

ACOA (Federal Government Agency) interest free loan repayable
in twenty-four monthly and consecutive installments of $4,167     $100,000
10% loan payable to Enterprise Newfoundland and Labrador in
monthly interest payments plus principal amount payable on
demand.                                                           $ 12,841

ACOA (Federal Government Agency) interest free loan repayable in 36 monthly and consecutive installments of $4,373 beginning when full loan draw down is received. Secured by postponements on Cabot Management Limited's loan of $87,224 and a
shareholders' loan                                                 $12,707
                                                                  $ 86,676
                                                                  ========
                                                                  $489,738
 . Capital Stock
  Authorized
  20,000,000 preferred shares at $0.0001 par value
  100,000,000 common shares at $0.0001 par value

 . Issued and outstanding
  7,614,493 common shares                                              761
  Additional paid in capital                                       970,574
                                                                  ========
                                                                  $971,335


----------------------------------------------------------------

 ii)  NORTHSTAR TECHNICAL INC.  St. John's,  Newfoundland
            FINANCIAL STATEMENTS
              Audited
            December 31, 1998
SULLIVAN, LEWIS AND WHITE-Charter Accountants

AUDITORS' REPORT-To the Shareholders of Northstar Technical, Inc.

 We have audited the balance sheet of Northstar Technical Inc.
as of December 31, 1998 and the statements of loss and deficit and changes in cash resources for the nine months then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


 We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


 In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations and the changes in its cash resources for the nine months then ended in accordance with generally accepted accounting principles.


The accompanying financial statements have been prepared assuming the company will continue as a going concern. To date the company's operations are mainly in the development stages and has not established revenues sufficient to cover its operating costs. It is management's opinion that the company's main NETMIND division and the new contract manufacturing division will generate future revenues sufficient to cover all costs and result in annual net incomes. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



St. John's, Newfoundland               /s/ Sullivan, Lewis and White
July 14, 1999                          Chartered Accountants

NORTHSTAR TECHNICAL INC.
BALANCE SHEET
DECEMBER 31, 1998

                                                   December 31,    March 31,
ASSETS                                             1998            1998
Current
 Bank                                              $1,238           $3,829
 Receivables (Note 2)                              148,583          228,052
 Work in progress                                    3,688            7,101
 Inventory                                          52,591           88,356
 Prepaid expenses                                    2,269            4,127

                                                   208,369          331,465

Capital assets (Note 3)                             25,523           27,733
Deferred development costs (Note 4)                768,311          824,744
Deferred charges (Note 5)                          110,287           82,305

                                                $1,112,490       $1,266,247


                                      LIABILITIES

Current
 Payables and accruals                               $212,038         $199,556
 Loans payable (Note 6)                               158,815          138,790
 Long term debt payable within one year (Note 7)       10,716          127,340

                                                      381,569          465,686

Long term debt (Note 7)                               704,630          588,006

Loans payable to Cabot Management Limited,
no set terms of repayment (Note 8)                    138,339          136,530

Loans payable to shareholder, no set terms
of repayment                                          120,370           83,602

                                                    1,344,908        1,273,824
                                                    =========        =========


Contingent liability (Note 9)

                                 SHAREHOLDERS' DEFICIENCY

Share capital (Note 10)                               622,453          605,372

Deficit                                              (854,871)        (612,949)

                                                     (232,418)          (7,577)

                                                   $1,112,490       $1,266,247


ON BEHALF OF THE BOARD:

_________________________  Director

_________________________  Director

The accompanying notes are an integral part of these financial statements.

                                 SULLIVAN, LEWIS AND WHITE
                                 NORTHSTAR TECHNICAL INC. 3.

                                STATEMENT OF LOSS AND DEFICIT

                             NINE MONTHS ENDED DECEMBER 31, 1998


                                                    Nine Months     Year
                                                    Ended           Ended
                                                    December 31,    March 31,
                                                    1998            1998


Revenue                                             $252,565        $272,631

Direct costs                                         147,155         140,891

Gross profit                                         105,410         131,740

Other income                                           8,231          13,934

                                                     113,641         145,674

Expenses

 Amortization of capital assets                        6,992          15,917
 Amortization of deferred development costs           72,224          87,621
 Bank charges and interest                            15,608          16,196
 Contract manufacturing division (Note 11)            72,341         126,008
 Heat and light                                        1,905          10,343
 Insurance                                             1,838           2,027
 Interest on loans                                    43,911          55,963
 Management and marketing fees                         4,992          16,235
 Marketing/Market Research costs                       3,606           5,742
 Municipal taxes                                       1,249           2,960
 Miscellaneous                                         5,194           3,855
 Office operating                                     10,240          18,859
 Professional fees                                    17,138          35,296
 Rent                                                 32,435          37,685
 Repairs and maintenance                               2,423           4,693
 Telephone                                             9,590          11,184
 Travel                                                3,739           6,865

 Wages and benefits                                   50,138          66,992
 Write off obsolete inventory stock                        0          14,405
 Less: Allocation to deferred development costs            0        (149,808)

                                                     355,563         389,038

Net loss (Note 12)                                  (241,922)       (243,364)

Deficit, beginning of period                        (612,949)       (351,303)

                                                    (854,871)       (594,667)


Dividends paid on preference shares                        0         (42,282)

 Discount earned on redemption of Class A
preference shares                                          0          24,000


Deficit, end of period                             $(854,871)      $(612,949)
                                                   ==========      ==========



The accompanying notes are an integral part of these financial statements.

SULLIVAN, LEWIS AND WHITE

NORTHSTAR TECHNICAL INC. 4.

STATEMENT OF CHANGES IN CASH RESOURCES

NINE MONTHS ENDED DECEMBER 31, 1998


                                                     Nine Months       Year
                                                     Ended             Ended
                                                     December 31,      December 31,
                                                     1998              1998
Cash provided by (used in)

 Operations

  Net loss                                           $(241,922)       $(243,364)
  Amortization                                         104,667          124,114
  Net change in non-cash working capital items         153,012           10,434

                                                        15,757         (108,816)

Financing

  Proceeds from long term debt                               0          130,015
  Proceeds from issuance of common shares               17,081          595,287
  Advances from Cabot Management Limited                 1,809            5,694
  Advances from shareholder                             36,768           70,043
  Repayment of long term debt                                0          (30,000)
  Discount on redemption of preference shares                0           24,000
  Redemption of preference shares                            0          (84,000)
  Payment of dividends on preference shares                  0          (42,282)
  Conversion of Class C preference shares                    0         (287,333)

                                                        55,658          381,424

 Investments

  Increase in deferred charges - net                   (53,433)        (102,881)
  Increase in deferred development cost - net          (15,791)        (152,496)
  Purchase of capital assets, net of investment
    tax credits                                         (4,782)         (11,304)

                                                       (74,006)        (266,681)

Net change in bank position                             (2,591)           5,927

Bank position, beginning of period                       3,829           (2,098)

Bank position, end of period                            $1,238           $3,829
                                                      ========         ========



The accompanying notes are an integral part of these financial statements.

                         SULLIVAN, LEWIS AND WHITE

                        NORTHSTAR TECHNICAL INC. 5.

                       NOTES TO FINANCIAL STATEMENTS

                             DECEMBER 31, 1998


1.   Significant accounting policies

 a.  Capital assets

  Capital assets are recorded at cost less any government assistance
and are being amortizated over their   estimated useful lives using
the rates and methods set out below:


    Computer equipment                20% on a declining balance basis
    Computer software                 30% on a declining balance basis
    Office furniture and equipment    20% on a declining balance basis
    Leasehold improvements            20% on a straight line basis


  b.  Deferred development costs

    All costs, including share of overhead costs, associated with the development of the NETMIND System have been capitalized in these financial statements as deferred
development costs.  These costs are being   amortized against
income on a straight line basis over a period of ten years.  If
it becomes evident in a given   year that the sales market for
this technology declines , then the remaining costs will be amortized over a shorter period.

   The company acquired the initial technology for the
NETMIND System from the receiver of National    Petroleum and
Marine Consultants Limited and Altair Marine Systems Limited for
the sum of $ 1.  Prior to going into receivership, these two companies had spent approximately $ 1,740,408 on the development of this technology. To date Northstar Technical Inc. has spent $ 1,847,795 on this technology,
including   overhead costs of $ 621,430, which has been reduced by various assistance and tax credits totalling
$ 879,546 as referred to in Note 4.


 c.  Deferred charges

  Deferred charges consist of initial planning, startup and overhead c
osts related to contract manufacturing   in association with Lockheed
Martin - Federal Systems Inc.  These costs amounted to $ 156,314 at
December   31, 1998, as referred to in Note 5, and are being amortized on a straight line basis over a five year term.


 d.  Inventory

  The company's inventory is valued at the lower of cost and net realizable value.


    e.  Investment tax credits

    Investment tax credit refunds arising from the incurrence of qualifying research and development expenditures have been recorded in these financial statements as a reduction of the applicable deferred development costs.


  f.  Government assistance

   The company has been awarded assistance under government programs.
Amounts received or receivable   under these programs are recorded as a
reduction in the cost of capital assets or as a reduction of the applicable deferred development costs.



                         SULLIVAN, LEWIS AND WHITE
                        NORTHSTAR TECHNICAL INC.

                       NOTES TO FINANCIAL STATEMENTS

                            DECEMBER 31, 1998

2. Receivables

===============================================
                                                       December 31,    March 31,
                                                       1998            1998

 Trade                                                   $20,200       $137,701
 Government assistance                                         0         22,486
 Investment tax credit refunds                           128,383         67,865

                                                        $148,583       $228,052
                                                        ========       ========


3. Capital assets


=========================
                                          December 31,                 March 31,
                                              1998                       1998

                                Cost      Accumulated     Net Book     Net Book
                                          Amortization    Value        Value

 Computer equipment            $6,654        $3,170       $3,484         $4,099
 Computer software              8,892         5,681        3,211          3,945
 Furniture and equipment       34,350        16,906       17,444         17,286
 Leasehold improvements        15,872        14,488        1,384          2,403

                              $65,768       $40,245      $25,523        $27,733
                              =======       =======      =======        =======

4. Deferred development costs


                                                 December 31,   March 31,
                                                   1998           1998

 Wages and benefits                              $693,362       $608,461
 Materials and other costs                        173,736        165,160
 Subcontractors                                   359,267        359,267
 Overhead                                         621,430        621,430

                                                1,847,795      1,754,318


 Less:
   Government assistance                          380,133        362,965
   Other assistance                                61,685         61,685
   Investment tax credits                         437,728        377,210

                                                  968,249        952,458

 Less:  Amortization                              199,938        127,714

                                                 $768,311       $824,744



                               NOTES TO FINANCIAL STATEMENTS

                                    DECEMBER 31, 1998


5.  Deferred charges - Contract Manufacturing Division

=============================================
                                                  December 31,   March 31,
                                                     1998          1998

   Planning and start up costs                     $ 28,951      $ 28,951

       Overhead costs (Note 10)                     127,363        73,930

                                                    156,314       102,881

    Less:  Amortization of deferred charges          46,027        20,576

                                                    $110,287       $82,305
                                                    ========      ========


6. Loans payable

==============================================
                                                  December 31,   March 31,
                                                      1998         1998

 10% loan payable to Enterprise Newfoundland
   and Labrador in monthly interest payments
   plus principal amount payable on demand          $20,473         $22,451

 12% loan payable to Eastern Meridian Mining
   Corporation including accrued interest,
   to be repaid in full by March 1, 1999,
   secured by the personal guarantee of
   Wilson Russell                                    83,036         75,939

 Loan payable to Toronto-Dominion bank,
   secured by the personal guarantee of
   Wilson Russell.  This loan was repaid
   in full on September 24, 1998                          0          20,000

 Loan payable to Brian Gamberg repaid in full
   on April 15, 1998                                      0          20,400



 Loan payable to Dr. Carl Wesolowski                 55,306               0

                                                   $158,815        $138,790
                                                   ========        ========
7. Long term debt

==========================================
                                                 December 31,     March 31,
                                                     1998           1998

 ACOA 7.5% loan with monthly principal
repayments of $ 3,256 commencing June 1, 2000     $195,331        $195,331

 ACOA 10.9 % loan with monthly principal
repayments of $ 1,786 beginning July 1, 1999       150,000         150,000

 10% loan payable to Pathfinder Enterprises Inc.
in monthly interest payments only to July 5,
2002, secured by a floating charge debenture       240,000         240,000

 ACOA 6.25% loan repayable in 72 monthly
consecutive instalments of $ 3,280 beginning
July 1, 2000 if full loan draw down is received.
Secured by postponements    on Cabot Management
Limited's loans of $ 130,836 and shareholders'
loan of $ 19,060                                   130,015         130,015

                                                   715,346         715,346


 Less: Long term debt payable within one year       10,716         127,340

                                                  $704,630        $588,006
                                                  ========        ========



8. Loans payable - Cabot Management Limited

 Cabot Management Limited, an associated
company, has the option to convert their
interest free loans,   totalling $ 138,339
at December 31, 1998, to common shares of Scientific Technologies Inc. (See Note 13)


9. Contingent liability

 The company is presently involved in a dispute
with their distributing agent, whose contract
has now been terminated due to non-payment for
NETMIND systems sold to them.  This termination
has lead to court action,   the outcome of which
is unknown as at the financial statements date.


10. Share capital

==============================================
                                                   December 31,   March 31,
                                                     1998           1998

 Authorized
  An unlimited number of Class A common
shares with no par value
  An unlimited number of Class A preference
shares with no par value
  An unlimited number of 10% redeemable,
retractable, cumulative, non-voting,
participating Class B preference shares with
no par value
  An unlimited number of 10% redeemable,
retractable, cumulative, non-voting,
participating Class C preference shares with
no par value
 Issued and outstanding 14,704,440 Class A
common shares                                      $622,453     $605,372



11. Contract Manufacturing Division

                                                         Nine Months       Year
                                                         Ended             Ended
                                                         December 31,      December 31,
                                                         1998              1998

 Amortization of deferred charges (Note 5)               $25,451           $20,576
 Contract labor                                                0            25,000
 Operating expenses                                        1,199            63,356
 Salaries and benefits                                   105,667           136,038
 Less:    Direct costs on contract with
          Lockheed Martin - Federal Systems, Inc.              0           (25,133)
             Wage subsidy/NRC funding                     (6,543)          (19,899)

                                                         125,774           199,938

 Less: Allocation to deferred charges (Note 5)           (53,433)          (73,930)

                                                         $72,341          $126,008
                                                         ========         ========





12. Income taxes

     The company has losses carried forward totalling $ 1,531,226 which
have not been recognized in these   financial statements.  These losses
carried forward can be applied against otherwise taxable income and if unused will expire in the following years:

December 31, 1999 -   $3,811
December 31, 2001 -  $37,523
December 31, 2002 -  $94,492
December 31, 2003 - $512,179
December 31, 2004 - $367,846
December 31, 2005 - $515,375


 Also the company's book values of deferred development costs and deferred charges exceeds their income tax values by $ 878,598 as at December 31, 1998.

 The net deferred income taxes debit related to both of these items have not been reflected in these financial statements.


13. Subsequent event

  On January 26, 1999 the merger between Northstar Technical Inc. and Scientific Technologies Inc. was completed which resulted in Northstar Technical Inc. becoming a wholly owned subsidiary of Scientific
Technologies Inc., a US public trading company.

  On January 15, 1999 and January 26, 1999 the shareholders of Northstar Technical Inc. exchanged their 14,704,440 common shares for 4,901,480 common shares in Scientific Technologies Inc. on the basis of three Northstar shares for every one share of Scientific.

------------------------------------------------------------------
iii)

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Scientific Technologies, Inc.
(A Development Stage Company)
Vancouver, B.C. Canada

We have auited the accompanying balance sheet of Scientific Technologis, Inc. (a development stage company) as of July 31, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows from inception on May 11, 1998 through July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scientific Technologies, Inc. (a development stage company) as of July 31, 1998 and the results of its operations and its cash flows from inception on May 11, 1998 through July 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 3 to the financial statements, the company is a development stage company with no significant operating revenues to date which raises significant doubt about it's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


By: /s/


--------------------------
Jones, Jensen & Company
Salt Lake City, Utah
September 11, 1998



SCIENTIFIC TECHNOLOGIES, INC
(A Develpment Stage Company)
BALANCE  SHEETS

ASSETS


Current Assets

Cash                                                   $27,436

Total Current Assets                                    27,436

Total Assets                                            27,436
                                                       ========

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

CURRENT LIABILITIES

Account Payable                                        $58,000
Note Payable                                             5,125
                                                       --------
Total Liabilities                                       63,125
                                                       ========
STOCKHOLDER's EQUITY (DEFICIT)

Perferred stock authorized, 20,000,000 shares at
$0.0001 par value; no shares issued or outstanding        -0-

Common Stock authorized, 100,000,000 shares at
par value; 2,140,000 shares issued and outstanding        214


Additional Paid-in-Capital                             24,886

Deficit accumulated during the development stage      (60,789)
                                                     --------

Total Stockholder's Equity (deficit)                  (35,689)
                                                     --------
TOTAL LIABILILTIES and STOCKHOLDERS EQUITY(Deficit)  $ 27,436
                                                     ========




SCIENTIFIC TECHNOLOGIES, INC.
(A Development Stage Company)
Statement of Operations


                                                     From Inception on
                                                   May 11, 1998 Through
                                                       July 31, 1998

REVENUES                                                     $0

EXPENSES

       General and administrative                           789
       Organizational costs                              60,000

         Total Expenses                                 (60,789)

NET LOSS                                               $(60,789)

BASIC LOSS PER SHARE                                     $(0.03)


WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING                                           2,140,000


SCIENTIFIC TECHNOLOGIES, INC.
(A Development Stage Company)
Statement of Stockholders' Equity (Deficit)

                                                             Additional    Accumulated
                                    Common Stock  Paid-in    During the
                                    Shares         Amount     Capital
                                                             Development
                                                               Stage
Inception, May 11, 1998                    0       $   0       $   0         $    0

Common stock issued for cash
at $0.0025 per share               2,040,000         204       4,896              0

Common stock issued for cash
at $0.25 per share                   100,000          10      24,990              0

Stock offering costs                       0           0      (5,000)             0

Net loss from inception on
May 11, 1998 through July 31, 1998         0           0           0        (60,789)

Balance, July 31, 1998             2,140,000      $  214     $24,886       $(60,789)


SCIENTIFIC TECHNOLOGIES, INC.
(A Development Stage Company)
Statement of Cash Flows

                                                                  From
                                                              Inception on
                                                              May 11, 1998
                                                             Through July 31,
                                                                  1998

CASH FLOW FROM OPERATING ACTIVITIES:

       Net loss                                               $  (60,789)
       Changes in operating assets and liabilities:
          Increase in accounts payable                            58,000

          Net Cash (Used) by Operating Activities                 (2,789)

CASH FLOWS FROM INVESTING ACTIVITIES:                                  0

CASH FLOWS FROM FINANCING ACTIVITIES:

       Common stock issued for cash                               30,100
       Stock offering costs                                       (5,000)
       Increase in note payable                                    5,125
          Net Cash Provided by Financing Activities               30,225

NET INCREASE (DECREASE) IN CASH                                   27,436

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                       0

CASH AND CASH EQUIVALENTS AT END OF PERIOD                      $ 27,436

Cash paid during the year for:

       Interest                                                 $      0
       Income taxes                                             $      0


SCIENTIFIC TECHNOLOGIES, INC.
(A Development Stage Company)
Notes to the Financial Statements
July 31, 1998

NOTE 1- ORGANIZATION

The financial statements presented are those of Scientific Technologies, Inc. (the Company). The Company was incorporated under the laws of the State of Delaware on May 11, 1998. The Company was organized for the purpose of engaging in any activity or business permitted under the laws of the State of Delaware. The Company has not began principal operations so it has been classified as a development stage company.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

b.  Basic Loss Per Share

The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements.

c.  Provision for Taxes

At July 31, 1998, the Company has net operating loss carryforward of approximately $60,789 that may be offset against future taxable income through 2013. The tax benefit of the loss carryforward has been offset by a valuation allowance for the same amount.

d.  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e.  Cash and Cash Equivalents

For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase, to be cash equivalents.

NOTE 3- GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company is seeking funds from a private placement of its common stock. In the interim, management has committed to converting all operating and other costs.

-------------------------------------------------------------------------

 iv)


                                   Northstar Technical Inc.
                                   St. John's, Newfoundland
                                          Internal
                                Unaudited Financial Statements

                                        July 31,1999



                                   Northstar Technical Inc.
                                        Balance Sheet
                                    As at July 31, 1999
                                          Unaudited

                                                Current                 Year Ended
                                                Balance               Dec.  31, 1998

Assets

Current

   Bank                                         28,275.60                  1,237.72
   Accounts Receivable                         230,037.10                148,582.94
   Inventory                                   125,790.21                 56,279.65
                                               -----------               ----------
                                               387,926.50                208,368.34

Fixed Assets, Net of Accumulated
Depreciation

  Computer  Equipment  St. John's                6,637.49                  6,142.51
  Accum Deprec. Computer SA                     (3,274.47)                (2,908.51)
  Computer Equipment Vancouver                   1,808.16                    511.38
  Computer Software St. John's                   9,137.86                  8,891.88
  Accum Deprec. Software SJ                     (6,258.10)                (5,680.88)
  Accum Deprec. Computer SJ                       (261.38)                  (261.38)
  Furniture and Equipment  St. John's           33,575.99                 30,590.09
  Accum Deprec. Furn St. John's                (16,518.87)               (14,650.29)
  Furniture and Equipment Vancouver              3,759.64                  3,759.64
  Accum Deprec. Furn & Equip VA                 (2,462.07)                (2,255.64)
  Lab Equipment                                 11,369.97                      0.00
  Leasehold   Improvements SA                   15,163.31                 14,488.23
  Amortization St. John's                      (15,538.23)               (14,488.23)
                                              ------------             ------------
Total Fixed Assets                              37,139.30                 25,522.80

Deferred Technology Costs

   Deferred Technology Costs                 1,186,275.77             1,124,563.49
   Amortization Deferred Tech.                (323,474.18)             (245,965.21)
                                             ------------             ------------
   Total Deferred Technology Costs             862,801.59               878,598.28

                                             ------------             ------------
Total Assets                                 1,287,867.39             1,112,489.42
                                             ============             ============

Northstar Technical Inc.
Liabilities and Shareholders' Equity
As at July 31, 1999
Unaudited
Liabilities


                                               Current         Year Ended
                                               Balance         Dec. 31, 98

Current
   Payables and Accruals                      47,185.18          80,567.36
   Trade Payables                             49,376.33         128,415.22

   Total Current Liabilities                  96,561.51         208,982.58

Short Term Loan
   Accounts Payable adventure                      0.00          55,305.76
   A/P Eastern Meridian Mining                15,569.54          83,036.27
   Loan Payable   (TD 32101169)                5,100.16               0.00

   Total                                      20,669.70         138,342.03


Long Term Liabilities
   Adventure Capital                         240,000.00         240,000.00
   Acoa Provisonally Repayable               325,346.00         325,346.00
   Acoa Action Loan                          150,000.00         150,000.00
   Cabot Management                          118,838.55         138.338.55
   Accounts Payable Enl                       19,261.91          20,473.23
   Due to STI                                679,024.85           3,055.40
   Shareholders Loans Russel                  64,831.87         120,369.55

Total Long Term Liabilities                1,597,303.18         997,582.73

Equity

Shareholders Equity
    Common W. E. Russel                           80.00              80.00
    Common  Adventure Capital                 10,000.00          10,000.00
    Common   J. Radford                            5.00               5.00
    Class A Common Shareholders              612,368.31         612,368.31

Total Shareholders' Equity                   622,453.31         622,453.31

Retained Earnings                           (854,871.23)       (854,871.23)
Profit (Loss) For period                    (194,249.08)              0.00

Total                                     (1,287,867.39)       (854,871.23)

Total Liabilities and Equity               1,287,867.39       1,112,489.42

Northstar Technical Inc.
Accounts Receivable
As at July 31, 1999
Unaudited


                                          Current              Year Ended
                                          Balance             Dec. 31, 1998
Accounts Receivable


Accounts Receivable Control               148,665.04             20,051.40
A/R Employee Advances                         500.00                  0.00
A/R HST                                    20,206.12                  0.00
A/R SR&ED                                  60,517.54            128,382.54
A/R Other                                     148.40                149.00

   Total Receivable                       230,037.10            148,582.94


Northstar Technical Inc.
Consolidated Departments
Statements of Earnings
7 Periods Ended July 31, 1999
Unaudited


                                             Current                 Current
                                             Month                    YTD

Revenue:
    Sales/Contract/Misc Revenue              220.17                 257,654.84

    Revenue                                  220.17                 257,654.84

Cost of goods sold
     Cost of goods sold                      552.37                 109,218.51

     Total cost of goods sold                552.37                 109,218.51

     Gross Profit                           (332.20)                148,436.33

Add Government support

Total  Government  Support                     0.00                       0.00

Total                                       (332.20)                148,436.33

Expenses:
    Lab Expenses                           24,597.02                126,993.12
    Business Tax                             (428.91)                   192.08
    Depreciation                           67,421.07                 81,611.46
    Interest                                4,618.52                 30,350.25
    Office Expenses                         2,277.50                 38,327.26
    Salaries/wages/Emp/ Benefits           11,284.39                 74,598.86
    Professional Fees                       2,645.00                 23,326.24
    Rent                                    3,633.75                 25,188.14
    Insurance                                 274.34                  1,571.06
    Marketing                                 525.00                  2,239.22
    Less: Allocation to deffered
          Technology Cost                 (61,712.28)               (61,712.28)
                                           55,135.40                342,685.41
    Earnings (Loss)                       (55,467.60)              (194,249.08)

    Earnings (Loss) Before Income Taxes   (55,467.60)              (194,249.08)

    Net Earnings (Loss) For Period        (55,467.60)              (194,249.08)


TABLE OF CONTENTS

   3           PROSPECTUS SUMMARY

   4           RISK FACTORS

   5           RISK FACTORS RELATING TO MARKET PROTECTION

   7           RISKS RELATED TO THE MANAGEMENT STRUCTURE OF THE COMPANY

   7           RISKS INHERENT IN BUSINESS

   8           RISKS RELATED TO THE NATURE OF THE OFFERING

   8           GENERAL CAUTION

   9           DILUTION

   9           USE OF PROCEEDS

  10           BUSINESS

  12           MANAGEMENT'S DISCUSSION PLAN OF OPERATIONS

  14           SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY OWNERS

  16           DIRECTOR'S OFFICERS AND SIGNIFICANT EMPLOYEES

  17           REMUNERATION OF DIRECTORS AND OFFICERS

  18           INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

  19           DESCRIPTION OF SECURITIES

  20           LITIGATION

  20           INDEMNIFICATION OF OFFICERS AND DIRECTORS




Northstar Electronics, Inc.
(800,000 shares of Common Stock)


PROSPECTUS

October____, 1999

Until__________, 1999 (90 days after the date of this prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS

   As per Risks Related to the Management Structure of the Company, management will have no liability to the Company for any mistakes errors of judgement or for any act of omission believed to be within the scope of authority conferred by the Company's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to the Company.
The Company has agreed to indemnify the officers and directors against all loss or damage even if caused by that officer's or director's fraud,

ITEM. 2  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Filing Fee                                     $   287
Accounting fees                                     12,000
Legal fees                                          25,000
Other professional fees                             10,500
Blue Sky fees and expenses                           2,500
Transfer agent's fees                                1,900
Printing, including registration                     1,500
statement and prospectus
Miscellaneous costs and expenses                     2,000
                                               -----------
                                                    55,817


ITEM 3. UNDERTAKINGS

        Post-Effective Amendments {Regulation S-B, Item 512-(a)}

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a) To include any prospectus required by Section 10 (a) (3) of the Securities Act;

(b) To reflect in the prospectus any fact or events arising after the effective date of the Registration Statement (or most of the recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration Statement; and

(c) To include any material information with respect to the plan of
distribution not    previously disclosed in the Registration Statement,
including (but not limited to) addition or deletion of a managing underwriter.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

ITEM. 4

UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

The registrant has issued or sold the following securities within one year prior to filing this registration statement which were not registered under the Securities Act of 1933 (the "Securities Act")


ISSUANCE RESOLUTION-NEW STOCK
CORPORATE RESOLUTION FOR THE ISSUANCE OF NEW SHARES FROM NEW STOCK

SCIENTIFIC TECHNOLOGIES, INC.
(COMPANY NAME, SECURITIES NAME)

COMMON STOCK
(CLASS OF STOCK)

Resolved that Signature Stock Transfer, Inc., a Texas corporation, sole stock transfer agent for the above class of stock for the above company to issue the shares described below and increase the outstanding shares on the books of the company.

Issuance Instructions:

REGISTERED                   NUMBER            DATE         RESTRICTION (IF FREE
NAME & ADDRESS               OF SHARES         ISSUED       TRADING STOCK, IT IS
                                                            REQUIRED TO LIST
                                                            EXEMPTIONS)

Mr. Michael Ghanadian        200, 000          26/06/99     The shares to be issued will
CH. Diodtai 10                                              carry a legend restricting

1223 Cologny, Switzerland                                   for resale pursuant to an
                                                            available exemption from
                                                            registration under the act.

Increasing the number of shares outstanding by 200,000 shares.
(Please note-This resolution is only used to increase the control book).

We, the undersigned, qualified officers of the above named company, do hereby indemnify Signature Stock Transfer, Inc. And their employees against any and all actions taken by the above company, and certify that this is a true copy of a resolution, set forth and adopted on the below date, and that the said resolution has not been in any way rescinded, annulled or revoked but the same is still in full force, and effect.


____________________________                  _____________________
Wilson E. Russell, President                  Frank Power, Director

Dated, this the 29th day
of June, 1999.

Name & Mailing Instructions

Courier all above certificates to:



Scientific Technologies, Inc.*
Attention: Wilson Russell
1455-409 Granville Street
Vancouver, B.C.  V6C 1T2


*note that the company has undergone a name change since the filing of this document,
  "SEE EXHIBITS"


The securities offered hereby have not been registered under the Securities Act of 1933 (The "Act"), and are proposed to be issued in reliance upon an exemption from the registration requirements of the act provided by Regulation S promulgated under the act.
Upon any sale, such securities may not be reoffered for sale or resold or otherwise transferred except in accordance with the provision of Regulation S, pursuant to effective registration under the act. Hedging transactions involving the securities may not be conducted unless in compliance with the act.



SUBSCRIPTION AGREEMENT

Scientific Technologies, Inc.* (See Exhibits)

SUBSCRIPTION AGREEMENT made as of this 25 day of June, 1999 between Scientific Technologies, Inc., a Delaware corporation with an office at 1455-409 Granville Street, Vancouver, British Columbia V6C 1T2 ("the Company") and the undersigned ("the Subscriber").


WHEREAS:

A. The company desires to issue a maximum of 1,000,000 shares of common stock of the Company at a price of $1.00 US per share
("the Offering") pursuant to Regulation S of the United States
Securities Act of 1933 ("the Act").

B. The Subscriber desires to acquire the number of shares of the Offering set forth on the signature page here of ("the Shares") on the terms and subject to the conditions of this Subscription Agreement.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

1.                SUBSCRIPTION FOR SHARES

1.1 Subject to the terms and conditions hereinafter set forth, the Subscriber hereby subscribes for and agrees to purchase from the Company such number of Shares as is set forth upon the signature page hereof at a price equal to $1.00US per share. Upon execution, the subscription by the Subscriber will be irrevocable.

1.2 The purchase price is payable by the Subscriber contemporaneously with the execution and delivery of this Subscription Agreement.

1.3. Upon execution by the Company, the Company agrees to sell such Shares to the Subscriber for said purchase price subject to the Company's right to sell to the Subscriber such lesser number of Shares as it may, in its sole discretion, deem necessary or desirable.

1.4 Any acceptance by the Company by the Subscriber is conditional upon compliance with all securities laws and other applicable laws of the jurisdiction in which the Subscribers resident. Each Subscriber will deliver to the Company all other documentation, agreements, representations and requisite government forms required by the lawyers for the Company as required to comply with all securities laws and other applicable laws of the jurisdiction of the subscriber. The Company will not grant any registration other qualification rights to any Subscriber, other than the agreement of the Company to register the shares with the United States Securities and Exchange Commission ("the SEC") as set forth in Section 2 of this Agreement.

2. REGISTRATION STATEMENT

2.1 The company agrees that within a reasonable time of execution of this Agreement by the Company that the Company will prepare and file a registration statement with the SEC pursuant to the Act on a Form SB-1, or other appropriate registration statement, as required to qualify the resale of shares in the United States (the `Registration Statement.')
The Company will use its best efforts to ensure effectiveness of the Registration Statement within a reasonable period of time following filing of the Registration Statement.

3. REGULATION S AGREEMENTS OF THE SUBSCRIBER

3.1 The Subscriber agrees only to resell the shares only in accordance with the provisions of Regulation S of the act pursuant to registration under the Act, or pursuant to an available exemption from registration pursuant to the Act.

3.2 The Subscriber agrees not to engage in heading transactions with regards to the shares unless in compliance with the Act.

3.3 The Subscriber acknowledges and agrees that all certificates representing the Shares will be endorsed with the following legend in accordance with Regulation S of the Act:

       "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933(THE"ACT"), AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED
       UNDER THE ACT.  SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE
       OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE
       WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT."

3.4 The Subscriber and the Company agree that the Company will refuse to register any transfer of the Shares not made in accordance with the provisions of regulation S of the Act, pursuant to registration under the Act, or pursuant to an available exemption from registration.

4.   REPRESENTATIONS AND WARRANTIES BY THE SUBSCRIBER

4.1 The Subscriber represents and warrants the Company and acknowledges that the company is relying upon the Subscriber's representations and warranties in agreeing to sell the Shares to the Subscriber.

   (A) The Subscriber is not a "U.S. Person" as defined by Regulation S of the Act and is not acquiring the Shares for the account or benefit of a U.S. person.

        A U.S. Person is defined by Regulation S of the Act to be any person who is:

         (i) any natural person resident in the United States;

        (ii) any partnership or corporation organized or incorporated under the laws of the United States;

       (iii) any estate of which any executor or administrator is a U.S. person;

        (iv) any trust of which any trustee is a U.S. person;

         (v) any agency or branch of a foreign entity located in the United States;

        (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporate, or (if an individual) resident in the United States; and

       (vii) any partnership or corporation if:

               1. Organized or incorporated under the laws of any foreign jurisdiction; and

               2. Formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited investors {as defined in Section 230.501(a) of the Act} who are not natural persons, estates or trusts.

   (B) The Subscriber recognizes that the purchase of Shares involves a high degree of risk in that the Company has only recently commenced its proposed business and may require substantial funds in addition to the proceeds of this private placement;

   (C) an investment in the Company is highly speculative and only investors who can afford the loss of their investment should consider investing in the Company and the Shares;

   (D) the Subscriber has been delivered the Company's disclosure statement and its unaudited financial statements for the period ending December 31, 1998 and has had full opportunity to review the disclosure document and financial statements with the Subscriber's legal and financial advisors prior to execution of this Subscription Agreement;

   (E) the Subscriber has such knowledge and experience in finance, securities, investments, including investment in non-listed and non-registered securities, and other business matters so as to be able to protect its interests in connection with this transaction.

   (F) the Subscriber acknowledges that a limited market for the Shares presently exists and accordingly the Subscriber may not be able to liquidate its investment.

   (G) the Subscriber hereby acknowledges that this offering of Shares has not been reviewed by the SEC and the Shares are being issued by the Company pursuant to an exemption from registration provided by Regulation S pursuant to the Act.

   (H) the Subscriber is acquiring the Shares as principal for the Subscribers own benefit;

   (I)  the Subscriber is not aware of any advertisement of the Shares;

   (J) Subscriber is acquiring the Shares subscribed to hereunder as an investment for Subscriber's own account, not as a nominee or agent, and not with a view towards the resale or distribution of any part thereof, and Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same;

   (K) Subscriber does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person, or to any third person, with respect to any of the shares sold hereby;

   (L) Subscriber has full power and authority to enter into this Agreement which constitutes a valid and legally binding obligation, enforceable in accordance with its terms;

   (M) Subscriber can bear the economic risk of this investment, and was not organized for the purpose of acquiring the Shares;

   (N) The Subscriber has satisfied himself or herself as to the full observance of the laws of his or her jurisdiction in connection with any invitation to subscribe for the Shares and/or any use of this Agreement, including (i) the legal requirements within his/her jurisdiction for the purchase of the Shares, (ii)any foreign exchange restrictions applicable to such purchase, (iii)any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption sale, or transfer of the Shares.

5.   REPRESENTATIONS BY THE COMPANY

5.1  The Company represents and warrants to the Subscriber that:

(A) The Company is a corporation duly organized, existing and in good standing under the laws of the State of Delaware and has the corporate power to conduct the business which it conducts and proposes to conduct.

(B) Upon issue, the Shares will be duly and validly issued, fully-paid and non-assessable common shares in the Capital of the Company.

6.   TERMS OF SUBSCRIPTION

6.1 Pending acceptance of this subscription by the Company, all funds paid hereunder shall be deposited by the Company and immediately available to the Company for the purposes set forth in the disclosure statement.
In the event subscription is not accepted, the subscription funds, will constitute a non-interest bearing demand loan of the Subscriber to the Company.

6.2 The Subscriber hereby authorizes and directs the Company to deliver the Securities to be issued to such Subscriber pursuant to this Subscription Agreement to the Subscriber's address indicated herein.

6.3 The Subscriber acknowledges and agrees that the subscription for the Shares and the Company's acceptance of the subscription is not subject to any minimum subscription for the Offering.

7.   MISCELLANEOUS

7.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, addressed to the Company, at Suite 1455, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2,
Attention: Mr. Wilson E. Russell, President and Chief Executive Officer, and to the Subscriber at his address indicated on the last page of this Subscription Agreement. Notices shall be deemed to have been given on the date of mailing, except notices of change of address, which shall be deemed to have been given when received.

7.2 Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance and governed by the laws of the State of Nevada.

7.3 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

IN WITNESS THEREOF, this Subscription Agreement is executed as of the day and year first written above.

Name of shares subscribed for: _________________________

Signature of Subscriber: _______________________________

Name of Subscriber:__________________________________

Address of Subscriber:_______________________________

                             ________________________________

Subscriber's Social Security Number: ______________________

ACCEPTED BY:

SCIENTIFIC TECHNOLOGIES, INC.*

Signature of Authorized Signatory:__________________

Name of Authorized Signatory:______________________

Position of Authorized Signatory: ___________________

Date of Acceptance:______________________

ITEM. 5  INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this Registration
Statement pursuant to Item Part III of Form 1-A and Item 6 of Part II.

Exhibit No.       Title of Document
3.10              Certificate of Incorporation
3.11              Bylaws
3.12              Amendments-Name Change
3.2               Opinion Regarding Legality on Shares
10.1              Business and Financial
10.2              Sales Contracts
99.1              Disclosure Statement
99.2              Subscription Agreement



ITEM.6  DESCRIPTION OF EXHIBITS

Exhibit No.       Description of Exhibit
3.10              Certificate of Incorporation
3.11              Bylaws
3.12              Amendments-Name Change
3.2               Opinion Regarding Legality on Shares
10.1              Business and Financial
10.2              Sales Contracts
99.1              Disclosure Statement
99.2              Subscription Agreement

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, British Columbia, Canada, on October__22__, 1999.

                                       By: /s/ Dr. Wilson Russell

/s/ Wilson Russell, Phd
-----------------------------------
                                       Dr. Wilson Russell, President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

                                        : /s/ Dr. Wilson Russell

/s/Wilson Russell, Phd
-----------------------------------
                                        /s/ Dr. Wilson Russell, President

President and Director                  Date: 10/__/99

                                        /s/ Frank Power
                                        -------------------------------


Date filed: October_22___, 1999

SEC File No. __________